BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation") Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on December 8, 2004.

Item 3 - News Release

A News Release was issued on December 9, 2004 via Canada News Wire.

Item 4 - Summary of Material Change

The Environmental Impact Assessment ("EIA") for the Muskeg Valley Quarry ("MVQ"), filed in March 2004, has been declared "complete" by the Director - Alberta Environment pursuant to Section 53 of the Environmental Protection and Enhancement Act.

Item 5 - Full Description of Material Change

The Environmental Impact Assessment ("EIA") for the Muskeg Valley Quarry ("MVQ"), filed in March 2004, has been declared "complete" by the Director - Alberta Environment pursuant to Section 53 of the Environmental Protection and Enhancement Act.

"This is a key milestone in the regulatory approval of the quarry project," said Don Dabbs, Vice President. "It is the formal declaration that Birch Mountain has fulfilled the Terms of Reference for the EIA. To achieve completeness, we responded in the fall to supplemental information requests from Alberta Environment, the Natural Resources Conservation Board ("NRCB") and the residents of the region who could be affected by the project. We have received both industry and community support for our project," explains Dabbs.

In response to the completeness decision, the NRCB will be publishing a Public Notice of Application in several northern Alberta newspapers. This notice further insures that all interested parties are aware of the decision and provides a period of 35 days for any additional comments. Birch Mountain anticipates a favorable decision report from the NRCB in the first quarter of 2005, which would enable the Company to start tree removal and site preparation while the ground is frozen, followed by quarry start-up for aggregate production in early spring.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer
        Telephone: (403) 262-1838
        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 9th day of December, 2004.